TRIAD FINANCIAL CORPORATION
7711 Center Avenue, Suite 100
Huntington Beach, California 92647
November 18, 2005
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20059

Attention:	Kathryn McHale
Re:	Triad Financial Corporation (the “Issuer”)
Registration Statement on Form S-4 (SEC File No. 333-126538) Originally
Filed July 12, 2005, and as Amended on October 12, 2005, November 4, 2005
and November 15, 2005.
Ladies and Gentlemen:
     The Issuer hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (SEC File No. 333-126538), to 4:00 p.m., Eastern time, on Tuesday, November 22, 2005 or as soon thereafter as possible.
     The Issuer hereby acknowledges its responsibilities under the Securities Act of 1933 and the Exchange Act as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.
     Please call Janette McMahan of Kirkland & Ellis LLP, special counsel to the Issuer, at (312) 861-2110 as soon as the Registration Statement has been declared effective.

Very truly yours, TRIAD FINANCIAL CORPORATION
By:	/s/ Mike L. Wilhelms
	Name:	Mike L. Wilhelms
Its: Senior Vice President and Chief Financial Officer